United States securities and exchange commission logo





                            January 7, 2021

       Laurence Reid, Ph.D.
       President and Chief Executive Officer
       Decibel Therapeutics, Inc.
       1325 Boylston Street, Suite 500
       Boston, MA 02215

                                                        Re: Decibel
Therapeutics, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
11, 2020
                                                            CIK No. 0001656536

       Dear Dr. Reid:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted December 11, 2020

       PROSPECTUS SUMMARY
       Overview, page 1

   1. Please revise the "Overview" section on page 1 to highlight that your gene therapy programs are
preclinical.
       Gene Therapies for Congenital, Monogenic Hearing Loss, page 2

   2. We note your statement here that "DB-OTO enabled a robust restoration of hearing" as well as similar
statements elsewhere in the prospectus where you describe your product candidates as
"result[ing] in robust regeneration of hair cells." Given the early stage of
development, and your statements that your results in your preclinical
 Laurence Reid, Ph.D.
Decibel Therapeutics, Inc.
January 7, 2021
Page 2
         studies may not be indicative of results obtained in later trials, these statements are overly speculative and inappropriate. Please remove these statements from the descriptions of your product candidates.
Collaboration with Regeneron, page 4

3. We note that you are developing DB-OTO, AAV.103 and AAV.104 with Regeneron. We also note your disclosure on page 92 that you potentially owe certain royalty payments to
         Regeneron with respect to DB-ATO. Please update your disclosure on page 4 to identify
         DB-ATO as a product candidate that you are developing with Regeneron or otherwise advise.
Our Pipeline, page 5

4. Please revise the pipeline table here and on page 113 to include individual columns for each of the three phases of clinical development (i.e., include separate columns for phases
         2 and 3). In addition, we note the inclusion of your Discovery program in the pipeline table. Given the status of development and the lack of disclosure regarding this program in your business section, please explain why this program is sufficiently material to your business to warrant inclusion in your pipeline table or remove. Implications of Being an Emerging Growth Company, page 7

5. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
SUMMARY CONSOLIDATED FINANCIAL DATA, page 11

6. Please expand footnote (1) to explain how you determined the number of common shares included in your pro forma earnings per share related to the the automatic conversion of your preferred stock. In this regard, it appears that the changes made to the conversion terms of your Series A, B and C preferred stock subsequent to September 30, 2020 resulted in changes to the number of common stock issuable upon conversion as disclosed on pages F-27 and F-52. Address this comment as it relates to footnote
(1) to your
         Selected Financial Data.
RISK FACTORS
Our rights to develop and commercialize any product candidates are subject and may in the future be subject...,
FirstName             page 40 Reid, Ph.D.
            LastNameLaurence
Comapany
7.          NameDecibel
       Please               Therapeutics,
               revise to identify         Inc.candidates that are or may be
subject to march-in
                                  the product
Januaryrights.
         7, 2021 Page 2
FirstName LastName
 Laurence Reid, Ph.D.
FirstName  LastNameLaurence Reid, Ph.D.
Decibel Therapeutics, Inc.
Comapany
January    NameDecibel Therapeutics, Inc.
        7, 2021
January
Page 3 7, 2021 Page 3
FirstName LastName
USE OF PROCEEDS, page 79

8. We note that you intend to use a portion of the net proceeds to fund the development of your various gene therapy programs and DB-020. Please revise to specify how far in the clinical development of the associated product candidates you expect to reach with the net proceeds. In this regard, we note that you have a number of clinical trials planned for the associated product candidates, namely DB-020, DB-OTO and DB-ATO.
MANAGEMENT   S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
Restructuring, page 95

9. We note that the you terminated 45 full-time employees in connection with your restructuring, which appears to be over half of the workforce. Please update the disclosure to include a description of the magnitude of the reduction in force. In addition, please include a brief description of the specific reason for the restructuring and consider including a specific risk factor discussion highlighting the reorganization.
Critical Accounting Policies and Significant Judgement and Estimates Stock-Based Compensation, page 105

10. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. In this regard, we note your December grant of stock options to purchase 14 million shares of common stock to your employees and consultants appears outside of your typical option grants during prior periods. Please discuss with the staff how to submit your response.
BUSINESS, page 110

11. We note your disclosure of certain preclinical study results throughout this section and elsewhere in your draft registration statement. For example only, we note your disclosure that you "have evaluated in several preclinical studies, including dose-response studies, the dependence of OTOF expression and functional recovery on dosing increments at one month-post DB-OTO infusion," but do not include material details regarding the study specifics. Please describe additional material information about the studies, including, the number of participants, the method by which the product candidates were administered, the primary and secondary endpoints, if applicable, and a discussion of any adverse events for each of your material preclinical studies to date. Laurence Reid, Ph.D.
FirstName  LastNameLaurence Reid, Ph.D.
Decibel Therapeutics, Inc.
Comapany
January    NameDecibel Therapeutics, Inc.
        7, 2021
January
Page 4 7, 2021 Page 4
FirstName LastName
Diagnosis and Treatment of Hearing Loss, page 116

12. We note your disclosure that an independent study looked at "Word Recognition with
         Normal Hearing v. Cochlear Implants." Please disclose the source for this information as well as the number of individuals studied.
Preclinical Safety, page 127

13. We note your disclosure that based on pre-IND feedback from the FDA, you are currently conducting preclinical studies to support your planned submission. Please provide additional material details on the ongoing preclinical studies and include details, such as, type of study, number of participants, primary and secondary endpoints, if applicable, and anticipated completion date.
Clinical Trials, page 132

14. We note your disclosure that, "DB-020 was well-tolerated with adverse events generally mild to moderate." To the extent a serious adverse event has occurred, please clearly disclose the event and the number of affected patients.
Intellectual Property, page 134

15. We note your disclosure on the intellectual property protection you have for DB-OTO and
         DB-020. Please expand your disclosure to include a discussion on the intellectual property protection you have for DB-ATO.
License and Collaboration Agreement with Regeneron Pharmaceuticals, Inc., page
137

16. Please revise to disclose the amounts paid to date and when the royalty term is currently expected to expire. In addition, please revise your disclosure on the royalty range to disclose a royalty range of not more than 10 percentage points. License Agreements with The Regents of The University of California and the University of
Florida Research Foundation, Incorporated, page 138

17. Please disclose when the last of the patent rights licensed under the UCSF and UCSF
         Licenses are scheduled to expire.
License Agreement with The Curators of the University of Missouri, page 140

18. Please disclose the upfront fee and when the last of the patent rights licensed under the
         University of Missouri License is scheduled to expire.
 Laurence Reid, Ph.D.
FirstName  LastNameLaurence Reid, Ph.D.
Decibel Therapeutics, Inc.
Comapany
January    NameDecibel Therapeutics, Inc.
        7, 2021
January
Page 5 7, 2021 Page 5
FirstName LastName
Note 17. Subsequent Events
Amendment to the Regeneron Agreement, page F-37

19. We note that you issued 10,000,000 shares of your Series C preferred stock to Regeneron in consideration for its entry into the amendment to the Regeneron Agreement. Please explain, with reference to authoritative literature, how you accounted for this issuance, including the determination of fair value.
       You may contact Ibolya Ignat at 202-551-3636 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Stuart Falber, Esq.